UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vivint Solar, Inc.

File No. 333-198372 - CF#31315

Vivint Solar, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 26, 2014, as amended.

Based on representations by Vivint Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.30	through August 26, 2022
Exhibit 10.34	through August 26, 2022
Exhibit 10.34B	through August 26, 2022
Exhibit 10.38	through August 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary